UNITED STATES

SECURITIES AND EXCHANGE COMMISSIONWASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                 Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech notified by Boston Scientific announcing final results of its TAXUS II drug-eluting stent clinical trial

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

September 26, 2002

By

      Name: Donald Longenecker

      Title: President & COO

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
SEPTEMBER 26, 2002

BOSTON SCIENTIFIC ANNOUNCES FINAL RESULTS OF ITS TAXUS II

DRUG-ELUTING STENT CLINICAL TRIAL

- Study reports in-stent restenosis rate of 2.3 percent, in-segment rate of 5.5 percent -

Vancouver, British Columbia – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) was notified by its corporate partner, Boston Scientific (“BSC”), that BSC announced final, six-month results of its TAXUS II paclitaxel-eluting stent clinical trial. It is BSC’s first large drug-eluting stent trial, and the results convincingly demonstrated both safety and efficacy in reducing coronary restenosis. The results were consistent with those of other TAXUS trials and were in line with expectations, as stated by the company. BSC made the announcement at the annual Transcatheter Cardiovascular Therapeutics symposium in Washington, D.C.

The TAXUS II trial consists of two sequential cohorts: a slow-release formulation and moderate-release formulation.  For both cohorts, the significant reduction in the primary endpoint – six-month, percent in-stent volume obstruction as assessed by intravascular ultrasound (IVUS) – indicates that polymer-based, local delivery of paclitaxel interrupts the restenotic process. Significant improvements were also shown in clinical and angiographic endpoints.

Slow-release cohort: The slow-release formulation cohort reported an in-stent binary restenosis rate of 2.3 percent (3/128) and an in-segment binary restenosis rate of 5.5 percent (7/128). Of the three in-stent restenoses in the slow-release cohort, one occurred in an adjacent non-study (bare metal) stent. The control group reported an in-stent binary restenosis rate of 17.9 percent (24/134) and an in-segment binary restenosis rate of 20.1 percent (27/134). The slow-release cohort reported an 8.5 percent Major Adverse Cardiac Events (MACE) rate at six months with a 4.6 percent target lesion revascularization (TLR) rate. The control group reported a 19.5 percent MACE rate at six months with a 12.0 percent TLR rate, as stated by BSC.

Moderate-release cohort: The moderate-release formulation cohort reported an in-stent binary restenosis rate of 4.7 percent (6/128) and an in-segment binary restenosis rate of 8.6 percent (11/128). Of the six binary restenosis cases in the moderate-release cohort, four occurred in adjacent non-study stents and one in the gap between two stents. The control group reported an in-stent binary restenosis rate of 20.2 percent (26/129) and an in-segment binary restenosis rate of 23.8 percent (31/130). The moderate-release cohort reported a 7.8 percent MACE rate at six months with a 3.1 percent TLR rate.  The control group reported a 20.0 percent MACE rate at six months with a 14.6 percent TLR rate.

Excluding non-study stents and gaps: Excluding restenosis occurring in non-study stents (5) and in gaps between stents (1), the combined in-stent restenosis rate for the two cohorts is 1.2 percent (3/256).

Incidence of aneurysms (1.5 percent in each treatment group) was similar between the paclitaxel-coated stent and the bare metal stent, and is consistent with previous reports. These events appear to be associated with dissections and did not lead to any clinical consequences.

"This highly anticipated data strongly confirms previous clinical results showing paclitaxel's ability to safely and effectively reduce restenosis in a large patient population," said William L. Hunter, MD, MSc, chairman and CEO of Angiotech. "Today’s positive results proves, unequivocally, paclitaxel's strength as a prominent competitor in the drug-eluting stent market."

BSC has acquired worldwide co-exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and other vascular and non-vascular products. Paclitaxel, at cytostatic doses, has demonstrated promising results in preclinical and clinical studies for reducing the processes leading to restenosis.

“These results are compelling evidence of the safety and effectiveness of TAXUS paclitaxel-eluting stents for the treatment of de novo coronary disease,” said Professor Antonio Colombo, M.D., the trial’s Principal Investigator.  “Three Boston Scientific trials have now reported highly reproducible results, establishing safety as a function of MACE, and efficacy as a function of quantitative coronary angiography and IVUS measurements. The consistency of these clinical, angiographic and IVUS findings indicates a predictable biological response and improved patient outcomes with TAXUS paclitaxel-eluting stents. In addition to impressive reductions in restenosis rates, we also saw a beneficial edge effect, as indicated by greater lumen diameters and less late loss. The restenosis rates are already so low at the edges that further differences are not seen in this sample size.”

“I am greatly encouraged by these excellent results, particularly the very low restenosis rates and the beneficial edge effect,” said Jim Tobin, President and Chief Executive Officer of Boston Scientific. “These results are the clearest indication to date that polymer-based delivery of paclitaxel has the potential to be a breakthrough therapy for coronary artery disease. Today we can say with even more confidence that physicians and their patients will have access to this important new treatment alternative later this year in Europe and next year in the United States.”

TAXUS II is a 536-patient randomized, double-blind, multi-center, international study designed to assess the safety and efficacy of a paclitaxel-eluting coronary stent in reducing restenosis in de novo lesions up to 12 mm in length and 3.5 mm in diameter.

Data from this trial is being used to support BSC’s submission for a CE Mark for its TAXUS paclitaxel-eluting stent system, which will use an ExpressTM stent, BSC’s internally developed stent approved earlier this month by the U.S. Food and Drug Administration and granted CE Mark last year.

The TAXUS program is a series of clinical studies designed to collect data on BSC’s proprietary paclitaxel-eluting stent technology for reducing coronary restenosis, the growth of neointimal tissue within an artery after angioplasty and stenting. Paclitaxel, the active component of the popular chemotherapeutic agent Taxol®, has demonstrated promising results in preclinical and clinical studies for reducing the processes leading to restenosis. BSC initiated the TAXUS program in 1997.

The TAXUS I trial reported zero thrombosis and zero restenosis.  Clinical follow-up through 12 months continues to show favorable results with no additional TLR’s and no sub-acute thrombosis six months after termination of Plavix®, an anti-platelet therapeutic commonly used following stenting procedures.

The TAXUS III trial studied the treatment of in-stent restenosis and also confirmed safety with no thrombosis. The study reported encouraging efficacy data as well.

The TAXUS IV trial is studying more than 1,200 patients in the United States, assessing the safety and efficacy of the slow-release formulation. This trial is also using the Express™ stent.

The TAXUS VI trial is an international trial studying more than 400 patients with complex coronary artery disease.  It is designed to establish the safety and efficacy of the moderate-release formulation.

The comprehensive TAXUS program positions BSC to launch paclitaxel-eluting stents in Europe this year and in the United States in 2003, as stated by BSC.

Angiotech Pharmaceuticals, Inc. (www.angiotech.com) is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmotherapeutics.

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

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Angiotech Pharmaceuticals Contact:

Rui Avelar (investors)

Cindy Yu (media)

Phone: (604) 221-7676   Web: www.angiotech.com

Email: info@angio.com